URS CORPORATION

URS FOX US LP

600 MONTGOMERY STREET, 26TH FLOOR

SAN FRANCISCO, CALIFORNIA 94111

December 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief
Erin Jaskot, Staff Attorney

Re:	URS Corporation and URS Fox US LP
Amendment No. 3 to Registration Statement on Form S-4
(Registration No. 333-187968)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Amendment No. 3 to the Registration Statement on Form S-4 (Registration No. 333-187968) (the “Registration Statement”) of URS Corporation and URS Fox US LP (the “Co-Issuers”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on December 5, 2013, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Steven B. Stokdyk, Esq., at (213) 891-7421.

The Co-Issuers acknowledge the following:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Co-Issuers may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

URS CORPORATION

By:	/s/ H. Thomas Hicks
H. Thomas Hicks
Chief Financial Officer

URS FOX US LP

By:	/s/ H. Thomas Hicks
H. Thomas Hicks
Authorized Representative

cc:	Steven B. Stokdyk, Esq., Latham & Watkins LLP